UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 47)1

Biglari Holdings Inc.

(Name of Issuer)

Class A Common Stock, No Par Value

(Title of Class of Securities)

08986R408

(CUSIP Number)

Sardar Biglari

Biglari Capital Corp.

19100 Ridgewood Parkway, Suite 1200

San Antonio, Texas 78259

(210) 344-3400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 15, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08986R408

1	NAME OF REPORTING PERSON

Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		147,820.9
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

147,820.9
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,820.9
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.5%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 08986R408

1	NAME OF REPORTING PERSON

The Lion Fund, L.P. (the “Lion Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		122,157.7
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

122,157.7
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122,157.7
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 08986R408

1	NAME OF REPORTING PERSON

Biglari Capital Corp. (“BCC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		147,820.8
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

147,820.8
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,820.8
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.5%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 08986R408

The following constitutes Amendment No. 47 to the Schedule 13D filed by the undersigned (“Amendment No. 47”). This Amendment No. 47 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and supplemented as follows:

The address of the principal executive offices of the Issuer is 19100 Ridgewood Parkway, Suite 1200, San Antonio, Texas 78259.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

The principal business address of each of the Reporting Persons is 19100 Ridgewood Parkway, Suite 1200, San Antonio, Texas 78259.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Subsequent to filing Amendment No. 46 to the Schedule 13D, the Lion Fund acquired an aggregate of 2,121 Shares for an aggregate cost of approximately $1,884,782. The Shares purchased by the Lion Fund were purchased with its working capital in open market purchases.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 206,864 Shares outstanding, which is the total number of Shares outstanding as of March 4, 2024, as reported in the Issuer’s proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 19, 2024.

As of the close of business on March 28, 2024, (i) the Lion Fund owned directly 122,157.7 Shares, constituting approximately 59.1% of the Shares outstanding; (ii) BCC owned directly 25,663.1 Shares, and by virtue of its relationship with the Lion Fund, BCC may be deemed to beneficially own the 122,157.7 Shares owned directly by the Lion Fund, constituting approximately 71.5% of the Shares outstanding; and (iii) Mr. Biglari owned directly 0.1 Share, and by virtue of his relationship with the other Reporting Persons, Mr. Biglari may be deemed to beneficially own, and have the sole power to vote and dispose of, the 122,157.7 Shares owned directly by the Lion Fund and the 25,663.1 Shares owned directly by BCC, constituting approximately 71.5% of the Shares outstanding.

Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

5

CUSIP No. 08986R408

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 28, 2024
(Date)

THE LION FUND, L.P.

By:	BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

6

CUSIP No. 08986R408

SCHEDULE A

Transactions in Shares in the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

THE LION FUND, L.P.

Purchase of Class A Common Stock	6	900.00	03/04/2024
Purchase of Class A Common Stock[1]	42	923.10	03/06/2024
Purchase of Class A Common Stock[2]	101	924.26	03/08/2024
Purchase of Class A Common Stock[3]	149	948.54	03/11/2024
Purchase of Class A Common Stock[4]	497	950.54	03/12/2024
Purchase of Class A Common Stock[5]	69	976.62	03/13/2024
Purchase of Class A Common Stock[6]	157	984.30	03/15/2024

1 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $905.00 to $939.00 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 1.

2 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $914.34 to $925.00 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 2.

3 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $944.00 to $950.00 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 3.

4 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $947.95 to $960.00 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 4.

5 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $960.00 to $985.00 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 5.

6 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $964.00 to $987.50 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 6.